[NIB Letterhead]

June 15, 2015

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Nordic Investment Bank
      Registration Statement No. 333-203363 on Schedule B

Ladies and Gentlemen:

Nordic Investment Bank (the “Bank” or the “Registrant”) hereby requests that the Bank’s Registration Statement (the “Registration Statement”) on Schedule B to the Securities Act of 1933, as amended, as filed with the Securities and Exchange Commission (the “Commission”) on April 10, 2015 and amended on June 15, 2015, be declared effective on June 16, 2015, at 9:00 A.M. Eastern Daylight Time or as soon thereafter as practicable.

In connection with this request, the Registrant acknowledges that the disclosure in the Registration Statement is its responsibility. The Registrant represents to the Commission that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement and the Registrant asserts that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

Please do not hesitate to contact the undersigned, at 011-358-10-618-001 with any comments or questions.

Very truly yours,

NORDIC INVESTMENT BANK

By: /s/ Jens Hellerup

Name:  Jens Hellerup

Title:	Senior Director, Head of Funding and Investor Relations

By: /s/ Sten Holmberg

Name:  Sten Holmberg

Title:     Chief Counsel

cc: Ward A. Greenberg, Esq.